EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LUX AMBER, CORP.

WORLDWIDE SPECIALTY CHEMICALS INC.

AND

WSC NEWCO, INC.

March 23, 2020

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of March 23, 2020, by and among Lux Amber, Corp., a Nevada corporation (“Lux Amber”), Worldwide Specialty Chemicals Inc., a Delaware corporation (“Worldwide”), and WSC Newco, Inc., a Delaware corporation (“WSC Newco”).

W I T N E S S E T H

WHEREAS, the Boards of Directors of Lux Amber, Worldwide, and WSC Newco have determined that it is in the best interests of such corporations and their respective stockholders to consummate the merger of Worldwide with and into Lux Amber, with Lux Amber as the surviving corporation (the “Merger”);

WHEREAS, the stockholders of Worldwide have approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by written consent in accordance with the requirements of the Delaware General Corporation Law (“DGCL”) and the Bylaws of Worldwide;

WHEREAS, the stockholders of Lux Amber have approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by written consent in accordance with the requirements of the Nevada Revised Statutes (“NRS”) and the Bylaws of Lux Amber;

WHEREAS, pursuant to the Merger, among other things, the outstanding shares of common stock of Worldwide shall be converted into the right to receive upon the Effective Time (as hereinafter defined) the Merger Consideration (as hereinafter defined);

WHEREAS, the parties to this Agreement intend to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, and intend that the Merger and the transactions contemplated by this Agreement be undertaken pursuant to that plan; and

WHEREAS, the parties to this Agreement intend that the Merger qualify as a “reorganization,” within the meaning of Section 368(a) of the Code, and that Worldwide, WSC Newco and Lux Amber will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following meanings (such meaning to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” has the meaning as defined in Rule 12b-2 promulgated under the Exchange Act, as such regulation is in effect on the date hereof.

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“Closing” shall have the meaning as set forth in Section 2.1(c) hereof.

“Closing Date” shall have the meaning as set forth in Section 2.1(c) hereof.

“Code” has the meaning ascribed thereto in the preambles to this Agreement.

“Convertible Debt Instruments” shall have the meaning as set forth in Section 2.2(f) hereof.

“Delaware Certificate of Merger” shall mean the certificate of merger in substantially the form attached hereto as Exhibit A.

“DGCL” has the meaning ascribed thereto in the preambles to this Agreement.

“Effective Date” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Escrow Agreement” means the Amended and Restated Escrow Agreement dated the 20th day of February, 2020, by and among Worldwide, Pit Bo Proek (as the authorized agent for the stockholders of Lux Amber), and Kline Law Group PC (as escrow agent)

“Evaluation Material” shall have the meaning ascribed thereto in Section 5.2(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Exchange Rate” means one for one (1:1).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Knowledge” means, with respect to an individual, that such individual is actually aware of a particular fact or other matter, with no obligation to conduct any inquiry or other investigation to determine the accuracy of such fact or other matter. A Person other than an individual shall be deemed to have Knowledge of a particular fact or other matter if the officers, directors or other management personnel of such Person have Knowledge of such fact or other matter.

“Lux Amber Common Stock” means the common stock, par value $.0001, of Lux Amber.

“Lux Amber Insiders” shall have the meaning as set forth in Section 4.9 hereof.

“Lux Amber Returns” shall have the meaning as set forth in Section 4.7(a) hereof.

“Lux Amber SEC Filings” shall have the meaning ascribed thereto in Section 4.4.

“Lux Amber 10-Q Reports” shall have the meaning ascribed thereto in Section 4.4.

“Lux Amber 10-K Report” shall have the meaning ascribed thereto in Section 4.4.

“Merger” shall have the meaning ascribed thereto in the preambles of this Agreement.

“Merger Consideration” means the shares of Lux Amber Common Stock issuable in connection with the Merger to the holders of Worldwide Common Stock, based on the Exchange Rate.

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“Nevada Articles of Merger” shall mean the articles of merger in substantially the form attached hereto as Exhibit B.

“Options” shall have the meaning as set forth in Section 2.2(d) hereof.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental authority or other entity.

“Representatives” shall have the meaning ascribed thereto in Section 5.2(a).

“Requisite Lux Amber Stockholder Vote” shall have the meaning ascribed thereto in Section 4.2.

“Requisite Worldwide Stockholder Vote” shall have the meaning ascribed thereto in Section 3.2.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Stock Option Plan” shall have the meaning as set forth in Section 2.2(d) hereof.

“Subsidiary” shall mean, with respect to any Person, (i) each Person in which such Person owns directly or indirectly fifty percent (50%) or more of the voting securities and (ii) any other Person which such Person controls through management, policies, contract or otherwise, and shall, in each case, unless otherwise indicated, be deemed to refer to both direct and indirect subsidiaries of such Person.

“Surviving Company” shall have the meaning ascribed thereto in Article II.

“Tax” or “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs duties, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, workers’ compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other governmental tax, fee, assessment or charge of any kind whatsoever including any interest, penalties or additions to any Tax or additional amounts in respect of the foregoing.

“Warrants” shall have the meaning as set forth in Section 2.2(e) hereof.

“Worldwide Common Stock” shall mean the common stock, par value $.001 per share, of Worldwide.

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ARTICLE II

MERGER

Subject to the satisfaction or waiver of the conditions in Article VI, at the Effective Time, (i) Worldwide will merge with and into Lux Amber, and (ii) WSC Newco will become a Subsidiary of Lux Amber. The term “Surviving Company” as used herein shall mean Lux Amber, after giving effect to the Merger. The Merger will be effected pursuant to (i) the Delaware Certificate of Merger in accordance with the provisions of, and with the effect provided in, Section 252 of the DGCL and (ii) the Nevada Articles of Merger in accordance with the provisions of, and with the effect provided in, Section 92A.100 of the NRS.

2.1 Closing; Effects of Merger.

(a) From and after the Effective Time and until further amended in accordance with law, (i) the Articles of Incorporation of Lux Amber as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Company, and (ii) the Bylaws of Lux Amber as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Company.

(b) Worldwide, Lux Amber and WSC Newco, respectively, shall each use its best efforts to take all such action as may be necessary or appropriate to effectuate the Merger in accordance with the DGCL and the NRS at the Effective Time. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all properties, rights and privileges of either Lux Amber or Worldwide, the officers of the Surviving Company are fully authorized in the name of Lux Amber and Worldwide or otherwise to take, and shall take, all such lawful and necessary action.

(c) Subject to the satisfaction or waiver of the conditions in Article VI, the closing (the “Closing”) of the transactions contemplated hereby shall take place on or before March 23, 2020 (the “Closing Date”), at the offices of Scheef & Stone, LLP, or such other time and place as Lux Amber and Worldwide mutually agree at the earliest practicable time after the satisfaction or waiver of the conditions in Article VI.

(d) Upon confirmation that all documents to effect the Merger are in order, (1) Worldwide and Pit Bo Proek (as the authorized agent for the stockholders of Lux Amber under the Escrow Agreement) will make arrangements for immediate payment to the Lux Amber stockholders or their designees of the sum of $50,000 (less amounts (up to $25,000) previously paid to the Lux Amber stockholders or their designees pursuant to the Escrow Agreement), and (2) Lux Amber and Worldwide will make arrangements for immediate payment to the Lux Amber stockholders or their designees of the sum of $300,000, from funds residing in the client trust account for Scheef & Stone, L.L.P. The payment authorizations will be formalized by signed written directions signed by each of Worldwide, Lux Amber, and Pit Bo Proek, as appropriate.

(e) On the Closing Date, to effect the Merger, the parties hereto will cause the Delaware Certificate of Merger to be executed and filed with the Delaware Secretary of State in accordance with the DGCL, and will cause the Nevada Articles of Merger to be executed and filed with the Nevada Secretary of State in accordance with the NRS. The Merger shall be effective when both the Delaware Certificate of Merger is filed with the Delaware Secretary of State and the Nevada Articles of Merger are filed with the Nevada Secretary of State (the “Effective Time”). As used herein, the term “Effective Date” shall mean the date on which the Delaware Certificate of Merger is filed with the Delaware Secretary of State and the Nevada Articles of Merger are filed with the Nevada Secretary of State.

(f) As of the Effective Time, the parties hereto will cause the assets and liabilities of Worldwide received by Lux Amber as a result of the Merger, save and except the assets which are to be paid to Lux Amber stockholders or their designees, to be contributed to WSC Newco.

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2.2 Effect on Worldwide Capital Stock and Lux Amber Capital Stock. To effectuate the Merger, and subject to the terms and conditions of this Agreement, at the Effective Time:

(a) Each share of Lux Amber Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be exchangeable for cash, in the aggregate amount of $350,000.

(b) Following the cash distribution in section 2.2(a) above, the two million (2,000,000) shares of Lux Amber Common Stock held in the name of Yuliia Baranets shall be cancelled.

(c) Holders of Worldwide Common Stock will only receive shares of Lux Amber Common Stock. All shares of Worldwide Common Stock issued and outstanding immediately prior to the Effective Time will be exchangeable for shares of Lux Amber Common Stock, based on the Exchange Rate, as follows: (i) the remaining one million one hundred fifty thousand (1,150,000) shares of Lux Amber Common Stock outstanding, all of which are free-trading shares, shall be distributed to the Worldwide stockholders, pro rata to their ownership of Worldwide Common Stock, and (ii) an additional twenty-six million nine hundred three thousand one hundred sixty-seven (26,903,167) newly-issued shares of restricted Lux Amber Common Stock shall be distributed to the Worldwide stockholders, pro rata to their ownership of Worldwide Common Stock.

(d) At the Effective Date, Lux Amber shall assume all of Worldwide’s rights and obligations under Worldwide’s (the “Stock Option Plan”), as well as Worldwide’s obligations under the stock options granted by Worldwide on or prior to the Effective Date, to the extent such options have not expired or have not been exercised or cancelled prior to the Effective Date (the “Options”). The Options shall be assumed in accordance with the terms and conditions of the Stock Option Plan, except that, from and after the Effective Time: (i) all actions to be taken under the Stock Option Plan or the Options by the Board of Directors of Worldwide or a committee thereof shall be taken by the Board of Directors of Lux Amber or a committee thereof, (ii) each Option shall evidence the right to purchase a number of whole and fractional shares of Lux Amber Common Stock equal to the number of shares of Worldwide Common Stock into which such Option is exercisable immediately prior to the Effective Date, (iii) the new option price for each share of Lux Amber Common Stock issuable upon exercise of an Option shall be determined by dividing the option exercise price immediately prior to the Effective Date by the Exchange Rate, and (iv) all references in the Options and the Stock Option Plan to “Worldwide Specialty Chemicals Inc.” (or “ZEC, Inc.” or “Company”) and “Common Stock” shall be deemed to be references to Lux Amber and Lux Amber Common Stock, respectively, after giving effect to the adjustments pursuant to clauses (ii) and (iii).

(e) At the Effective Date, Lux Amber shall assume all of Worldwide’s rights and obligations under the common stock purchase warrants issued by Worldwide prior to the Effective Date, to the extent such common stock purchase warrants have not expired or have not been exercised or cancelled prior to the Effective Date (the “Warrants”). From and after the Effective Time: (i) each Warrant shall evidence the right to purchase a number of whole and fractional shares of Lux Amber Common Stock equal to the number of shares of Worldwide Common Stock into which such Warrant is exercisable immediately prior to the Effective Date, (ii) the new exercise price for each share of Lux Amber Common Stock issuable upon exercise of a Warrant shall be determined by dividing the exercise price immediately prior to the Effective Date by the Exchange Rate, and (iii) all references in the Warrants to “Worldwide Specialty Chemicals Inc.” (or “ZEC, Inc.” or “Company”) and “Common Stock” shall be deemed to be references to Lux Amber and Lux Amber Common Stock, respectively, after giving effect to the adjustments pursuant to clauses (i) and (ii).

(f) At the Effective Date, Lux Amber shall assume all of Worldwide’s rights and obligations under the convertible debt instruments issued by Worldwide prior to the Effective Date, to the extent such convertible debt instruments have not been converted prior to the Effective Date (“Convertible Debt Instruments”). From and after the Effective Time, each Convertible Debt Instrument shall evidence the right to receive, upon conversion, a number of whole and fractional shares of Lux Amber Common Stock equal to the number of shares of Worldwide Common Stock into which such Convertible Debt Instrument is convertible immediately prior to the Effective Date, and (ii) all references in the Convertible Debt Instruments to “Worldwide Specialty Chemicals Inc.” (or “ZEC, Inc.” or “Company”) and “Common Stock” shall be deemed to be references to Lux Amber and Lux Amber Common Stock, respectively, after giving effect to the adjustment in this sentence.

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2.3 Rights of Holders of Worldwide Common Stock. On and after the Effective Date and until surrendered for exchange, each outstanding stock certificate that immediately prior to the Effective Date represented shares of Worldwide Common Stock shall be deemed for all purposes, to evidence ownership of and to represent the number of whole and fractional shares of Lux Amber Common Stock into which such shares of Worldwide Common Stock shall have been exchanged pursuant to Section 2.2(c) above. For purposes of the exchange of such certificates of Worldwide Common Stock, Lux Amber and its transfer agent may rely conclusively upon the record of stockholders maintained by Worldwide (through its transfer agent), containing the names and addresses of the holders of record of Worldwide Common Stock on the Effective Date. The record holder of each such outstanding certificate representing shares of Worldwide Common Stock, shall, after the Effective Date, be entitled to vote the shares of Lux Amber Common Stock on any matters on which the holders of record of Lux Amber Common Stock, as of any date subsequent to the Effective Date, shall be entitled to vote.

2.4 Procedure for Exchange of Worldwide Common Stock.

(a) After the Effective Time, holders of certificates theretofore evidencing outstanding 28,053,167 shares of Worldwide Common Stock, shall be automatically entitled to receive certificates representing the number of shares of Lux Amber Common Stock into which shares of Worldwide Common Stock theretofore represented by the certificates are exchangeable as provided in Section 2.2(c) above. The holders of certificates evidencing outstanding shares of Worldwide Common Stock need not surrender their certificates. After the Effective Time, each certificate evidencing Worldwide Common Stock shall be canceled. All shares of Lux Amber Common Stock issued (in exchange) for Worldwide Common Stock in accordance with the above terms and conditions shall be deemed to have been issued (in exchange) and paid in full satisfaction of all rights pertaining to such shares of Worldwide Common Stock.

(b) Any restricted shares of Lux Amber Common Stock issued (in exchange) in the Merger will not be transferable except (1) pursuant to an effective registration statement under the Securities Act or (2) upon receipt by Lux Amber of a written opinion of counsel reasonably satisfactory to Lux Amber to the effect that the proposed transfer is exempt from the registration requirements of the Securities Act and relevant state securities laws.

(c) In the event any certificate for Worldwide Common Stock shall have been lost, stolen or destroyed, Lux Amber shall issue in exchange for such lost, stolen or destroyed certificate, promptly following its receipt of an affidavit of that fact by the holder thereof, such shares of Lux Amber Common Stock as may be required pursuant to this Agreement; provided, however, that Lux Amber, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Lux Amber or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

2.5 Directors and Officers of Lux Amber. At the Closing, the sole member of the Board of Directors of Lux Amber (Yuliia Baranets) shall resign as director. Further, at the Closing, the sole officer of Lux Amber immediately prior to the Closing (Yuliia Baranets) shall resign from her officer positions with Lux Amber. Immediately prior to such director and officer resignations, Yuliia Baranets (in her capacity as majority stockholder of Lux Amber) shall elect to the Board of Directors of Lux Amber the persons specified by Worldwide (E. Thomas Layton and Paul O. Williams), which election shall be effective upon the Effective Time. The newly-appointed directors of Lux Amber shall elect a new slate of officers, and shall hold office for the term specified in, and subject to the provisions contained in, the Articles of Incorporation and Bylaws of Lux Amber and applicable law.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WORLDWIDE

Worldwide hereby represents and warrants to Lux Amber as follows (with all references in this Article III to Worldwide, to include Worldwide’s Subsidiaries):

3.1 Organization and Qualification. Worldwide is, and on the Effective Date will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted.

3.2 Authority Relative to this Agreement. The execution and delivery of this Agreement by Worldwide and the consummation by Worldwide of the transactions contemplated hereby have been duly authorized by the Board of Directors of Worldwide and, except for approval of this Agreement and the Merger by the requisite vote or consent of Worldwide’s stockholders (the “Requisite Worldwide Stockholder Vote”), no other corporate proceedings on the part of Worldwide are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Worldwide and, assuming it is a valid and binding obligation of Lux Amber and WSC Newco, constitutes a valid and binding obligation of Worldwide enforceable in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LUX AMBER

Lux Amber hereby represents and warrants to Worldwide and WSC Newco as follows:

4.1 Organization and Qualification. Lux Amber is, and on the Effective Date will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has the requisite corporate power to carry on its business as now conducted. The copies of the Articles of Incorporation and Bylaws of Lux Amber that have been made available to Worldwide prior to the date of this Agreement are correct and complete copies of such documents as in effect as of the date hereof, and shall be in effect on the Effective Date. Lux Amber is, and on the Effective Date will be, licensed or qualified to do business in every jurisdiction which the nature of its business or its ownership of property requires it to be licensed or qualified.

4.2 Authority Relative to this Agreement; Non-Contravention. The execution and delivery of this Agreement by Lux Amber and the consummation by Lux Amber of the transactions contemplated hereby have been duly authorized by the Board of Directors of Lux Amber and, except for approval of this Agreement and the Merger by the requisite vote or consent of Lux Amber’s stockholders (the “Requisite Lux Amber Stockholder Vote”), no other corporate proceedings on the part of Lux Amber are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Lux Amber and, assuming it is a valid and binding obligation of Worldwide and WSC Newco, constitutes a valid and binding obligation of Lux Amber enforceable in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. Lux Amber is not subject to, or obligated under, any provision of (a) its Articles of Incorporation or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit, or (d) any law, regulation, order, judgment or decree, which would conflict with, be breached or violated, or in respect of which a right of termination or acceleration or any security interest, charge or encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Except for the filing of the Delaware Certificate of Merger with the Delaware Secretary of State, the filing of the Nevada Articles of Merger with the Nevada Secretary of State, and the filing with the SEC of Current Reports on Form 8-K with respect to the execution and closing of this Agreement, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Lux Amber for the consummation by Lux Amber of the transactions contemplated by this Agreement.

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4.3 Capitalization.

(a) The authorized, issued and outstanding shares of capital stock of Lux Amber as of the date hereof are correctly set forth on Schedule 4.3(a), and shall remain as set forth on Schedule 4.3(a) up to the Effective Date. The issued and outstanding shares of capital stock of Lux Amber are, and on the Effective Date will be, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive rights. Lux Amber has, and on the Effective Date will have, no other equity securities or securities containing any equity features authorized, issued or outstanding. There are no agreements or other rights or arrangements existing which provide for the sale or issuance of capital stock by Lux Amber and there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire from Lux Amber any shares of capital stock or other securities of Lux Amber of any kind, and there will not be any such agreements prior to or on the Effective Date. There are, and on the Effective Date there will be, no agreements or other obligations (contingent or otherwise) which may require Lux Amber to repurchase or otherwise acquire any shares of its capital stock.

(b) Lux Amber is not a party to, and there do not exist, any voting trusts, proxies, or other contracts with respect to the voting of shares of capital stock of Lux Amber.

4.4 Exchange Act Reports. Prior to the date of this Agreement, Lux Amber has made available to Worldwide complete and accurate copies of (a) Lux Amber’s Annual Report on Form 10-K for the most recent fiscal year ( the “Lux Amber 10-K Report”), as filed with the SEC and (b) all Quarterly Reports on Form 10-Q, as filed with the SEC after July 15, 2019, including the Form 10-Q for the quarterly period ended January 31, 2020 (the “Lux Amber 10-Q Reports” and, together with the Lux Amber10-K Report, the “Lux Amber SEC Filings”). As of their respective dates, each of the Lux Amber SEC Filings (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable rules and regulations of the SEC. The financial statements (including footnotes thereto) included in or incorporated by reference into the Lux Amber 10-K Report were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly present, in all material respects, the financial condition of Lux Amber as of the date thereof and results of operations for the periods referred to therein.

4.5 Litigation. As of the date hereof, there are no actions, suits, proceedings, orders or investigations pending or, to the Knowledge of Lux Amber, threatened against Lux Amber, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

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4.6 Subsidiaries. Lux Amber does not, and with the sole exception of WSC Newco, on the Effective Date will not own any stock, partnership interest, joint venture interest or any other security or ownership interest issued by any other Person.

4.7 Tax Matters.

(a) (i) Prior to the date of this Agreement, Lux Amber has made available to Worldwide complete and accurate copies of , and Lux Amber has timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, and statements, including any schedules and amendments to such documents (“Lux Amber Returns”), required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any taxing authority having jurisdiction; (ii) all such Lux Amber Returns are complete and accurate in all material respects; (iii) Lux Amber has timely and properly paid (or has had paid on its behalf) all Taxes required to be paid by it; (iv) Lux Amber has established on the Lux Amber Latest Balance Sheet, in accordance with GAAP, reserves that are adequate for the payment of any Taxes not yet paid; (v) Lux Amber has complied with all applicable laws, rules, and regulations relating to the collection or withholding of Taxes from third parties (including without limitation employees) and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code, or similar provisions under any foreign laws).

(b) There are no liens for Taxes upon any assets of Lux Amber, except liens for Taxes not yet due.

(c) No deficiency for any Taxes has been asserted, assessed or, to Lux Amber’s Knowledge, proposed against Lux Amber that has not been resolved and paid in full or is not being contested in good faith. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Lux Amber Returns, nor is any such Tax audit or other proceeding pending, nor has there been any notice to Lux Amber by any Taxing authority regarding any such Tax audit or other proceeding, or, to the Knowledge of Lux Amber, is any such Tax audit or other proceeding threatened with regard to any Taxes or Lux Amber Returns. Lux Amber does not expect the assessment of any additional Taxes of Lux Amber for any period prior to the date hereof and has no Knowledge of any unresolved questions, claims or disputes concerning the liability for Taxes of Lux Amber which would exceed the estimated reserves established on its books and records.

4.8 Contracts and Commitments.

(a) Lux Amber is not a party to any of the following, whether oral or written, which are currently in effect, and which relate to the operation of Lux Amber’s business: (i) collective bargaining agreement or contract with any labor union; (ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan; (iii) hospitalization insurance or other welfare benefit plan or practice, whether formal or informal; (iv) stock purchase or stock option plan; (v) with the exception of Yuliia Baranet’s June 15, 2018 consulting agreement, contract for the employment of any officer, individual employee or other person on a full-time or consulting basis or relating to severance pay for any such person; (vi) confidentiality agreement; (vii) contract, agreement or understanding relating to the voting of Lux Amber Common Stock or the election of directors of Lux Amber; (viii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any of the assets of Lux Amber; (ix) guaranty of any obligation for borrowed money or otherwise; (x) lease or agreement under which Lux Amber is lessee of, or holds or operates any property, real or personal, owned by any other party; (xi) lease or agreement under which Lux Amber is lessor of, or permits any third party to hold or operate, any property, real or personal; (xii) contract which prohibits Lux Amber from freely engaging in business anywhere in the world; or (xiii) contracts, understandings, arrangements or commitments with respect to the use by Lux Amber of Intellectual Property of others.

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(b) To Lux Amber’s Knowledge, Lux Amber has performed all obligations required to be performed by Lux Amber in connection with all contracts, understandings, arrangements and commitments to which Worldwide is a party and is not in receipt of any claim of default under any such contract, understanding, arrangement or commitment.

4.9 Affiliate Transactions. With the exception of Yuliia Baranet’s June 15, 2018 consulting agreement, no officer, director or employee of Lux Amber, or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (collectively “Lux Amber Insiders”), has any agreement with Lux Amber or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Lux Amber. As of the Effective Date, Lux Amber will not be indebted to any Lux Amber Insider.

4.10 Compliance with Laws. Lux Amber has complied with all applicable laws, regulations and other requirements, including, but not limited to, federal, state, local and foreign laws, ordinances, rules, regulations, and no claims have been filed against Lux Amber, and Lux Amber has not received any notice, alleging a violation of any laws, regulations or other requirements.

4.11 Books and Records. The books of account, minute books, stock record books, and other records of Lux Amber, complete copies of which have been made available to Worldwide, have been properly kept and contain no inaccuracies. At the Closing, all of Lux Amber’s records will be in the possession of Lux Amber.

4.12 Real Property. Lux Amber does not own any real property.

4.13 Insurance. Lux Amber has no insurance policies.

4.14 No Undisclosed Liabilities. As of the Closing Date, Lux Amber has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise).

4.15 Absence of Certain Developments. Since the date of its most recently-filed Form 10-Q, Lux Amber has conducted its business only in the ordinary course consistent with past practice and there has not occurred: (i) any event that would reasonably be expected to prevent or materially delay the performance of Lux Amber’s obligations pursuant to this Agreement, (ii) any material change by Lux Amber in its accounting methods, principles or practices, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of capital stock of Lux Amber or any redemption, purchase or other acquisition of any of Lux Amber’s securities, or (iv) any issuance, grants or sale of any stock, options, warrants, notes, bonds or other securities, or entry into any agreement with respect thereto by Lux Amber.

4.16 Employee Benefit Plans. No director, officer, or employee of Lux Amber will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) solely as a result of consummation of the transactions contemplated by this Agreement.

4.17 Employees. Lux Amber has no employees.

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4.18 Intellectual Property.

(a) Lux Amber does not own or license the right to use any (i) patents, (ii) copyrights, (iii) trademarks, (iv) know-how, or (v) software.

(b) To Lux Amber’s Knowledge, Lux Amber is not infringing upon the proprietary rights of any Person. There are no claims pending or, to Lux Amber’s Knowledge, threatened alleging that Lux Amber is currently infringing upon or using in an unauthorized manner or violating the proprietary rights of any Person.

4.19 Tax Free Reorganization. Neither Lux Amber nor, to Lux Amber’s Knowledge, any of its Affiliates has through the date of this Agreement taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.20 No Brokers or Finders. With the sole exception of Lux Amber’s engagement of Gravity Solutions, LLC (attention: Mark Reichel) and the liability associated with such engagement, none of

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

5.1 Governmental Filings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Each party will use all reasonable efforts and will cooperate with the other party in the preparation and filing, as soon as practicable, of all filings, applications or other documents required under applicable laws, including, but not limited to, the Exchange Act, to consummate the transactions contemplated by this Agreement.

5.2 Confidentiality.

(a) Prior to the date hereof, Lux Amber and Worldwide have afforded to each other and their authorized representatives the opportunity to conduct and complete a due diligence investigation of the other party, including making available (together with the right to copy) to the other party and its officers, employees, attorneys, accountants and other representatives (hereinafter collectively referred to as “Representatives”), all books, papers, and records relating to the assets, stock, properties, operations, obligations and liabilities of such party and its subsidiaries (collectively referred to herein as “Evaluation Material”).

(b) Lux Amber and Worldwide each agree that it will not use, and Lux Amber and Worldwide each agree that it will direct its Representatives not to use the Evaluation Material for any purpose other than in connection with the Merger and the transactions contemplated hereunder.

5.3 Tax Treatment. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. Each of the parties hereto adopts this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation § 1.368-2(g) and 1.368-3(a). Both prior to and after the Closing, each party’s books and records shall be maintained, and all federal, state and local income tax returns and schedules thereto shall be filed in a manner consistent with the Merger being qualified as a merger under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local laws); except to the extent the Merger is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Code Section 368(a).

5.4 Existing Lux Amber Website. On the Closing Date, Lux Amber shall permanently shut down any website associated with its jewelry business.

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ARTICLE VI

CONDITIONS

6.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby are subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

(a) No Prohibitive Change of Law. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would prohibit or make illegal the consummation of the transactions contemplated hereby.

(b) Board Approvals. This Agreement and the Merger shall have been approved by the board of directors of each of Worldwide and Lux Amber.

(c) Stockholder Approvals. This Agreement and the Merger shall have been approved by the Requisite Worldwide Stockholder Vote and the Requisite Lux Amber Stockholder Vote.

(d) No Liabilities. The liabilities of Lux Amber as of the Closing Date shall be $0.

(e) Disbursement of Funds in Escrow. Each of Worldwide and Pit Bo Proek shall have provided to Kline Law Group PC (attention Scott Kline, scott@klinelg.com), a written direction authorizing Kline Law Group PC to deliver to the Lux Amber stockholders or their designees the sum of $50,000 (less amounts (up to $25,000) previously paid to the Lux Amber stockholders or their designees pursuant to the Escrow Agreement).

(f) Disbursement of Funds in Client Trust Account. Lux Amber shall have provided to Worldwide and Scheef & Stone, LLP, a signed direction from (a) Worldwide and (b) Yuliia Baranets, requesting that Scheef & Stone, LLP send the funds ($300,000.00) held in its client trust account, via wire transfer to an account designated in such direction.

(g) Adverse Proceedings. There shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby.

6.2 Additional Conditions to Obligation of Worldwide and WSC Newco. The obligation of Worldwide and WSC Newco to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the fulfillment or waiver of the following conditions:

(a) Secretary’s Certificate. Lux Amber shall have furnished to Worldwide copies of the text of the resolutions by which the corporate actions (by the board of directors and the stockholders, as appropriate) on the part of Lux Amber necessary to approve this Agreement, the Delaware Certificate of Merger, the Nevada Articles of Merger, the election of the directors of Lux Amber to serve following the Closing Date and the transactions contemplated hereby and thereby were taken, which shall be accompanied by certificates dated as of the Closing Date executed on behalf of Lux Amber by its corporate secretary certifying to Worldwide that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

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(b) Transfer Agent Introduction. Lux Amber shall have provided to Worldwide, an introduction to Lux Amber’s transfer agent, to facilitate a transition of the relationship to Worldwide management.

(c) EDGAR Filing Agent Introduction. Lux Amber shall have provided to Worldwide, an introduction to Lux Amber’s EDGAR filing agent, to facilitate a transition of the relationship to Worldwide management.

(d) Tender of Lux Amber Share Certificates. The shareholders of Lux Amber shall have tendered the share certificates evidencing their ownership of Lux Amber Common Stock, executed for transfer, to Action Stock Transfer Corporation, the Lux Amber transfer agent.

(e) Debt Forgiveness Agreements. Lux Amber shall have provided to Worldwide, executed debt forgiveness agreements, in form and substance satisfactory to Worldwide, to evidence the forgiveness or satisfaction of all indebtedness of Lux Amber as of the Effective Date, including (but not limited to) Lux Amber’s indebtedness to each of Yuliia Baranets and Gravity Solutions, LLC.

(f) Auditors Introduction. Lux Amber shall have provided to Worldwide, an introduction to Lux Amber’s independent accounting firm, to facilitate a transition of the relationship to Worldwide management.

(g) Records. Lux Amber shall have provided to Worldwide, all corporate records and tax filings.

(h) Merger Certificates. Lux Amber shall have executed and delivered to Worldwide for filing, a copy of the Delaware Certificate of Merger and the Nevada Articles of Merger.

(i) Resignations. Each of the officers and directors of Lux Amber immediately prior to the Effective Time shall deliver duly executed resignations from their positions with Lux Amber effective immediately after the Effective Time.

6.3 Additional Conditions to Obligation of Lux Amber. The obligation of Lux Amber to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the fulfillment or waiver of the following conditions:

(a) Secretary’s Certificate. Worldwide shall have furnished to Lux Amber copies of the text of the resolutions by which the corporate actions (by the board of directors and the stockholders, as appropriate) on the part of Worldwide necessary to approve this Agreement, the Delaware Certificate of Merger, the Nevada Articles of Merger, and the transactions contemplated hereby and thereby were taken, which shall be accompanied by certificates of the corporate secretary of Worldwide dated as of the Closing Date certifying to Lux Amber that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(b) Merger Certificates. Worldwide shall have executed and delivered for filing a copy of the Delaware Certificate of Merger and the Nevada Articles of Merger.

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ARTICLE VII

GENERAL PROVISIONS

7.1 Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by telecopier, by overnight delivery service for next business day delivery, or by registered or certified mail (return receipt requested), in each case with delivery charges prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

If to Lux Amber:	Lux Amber, Corp. Shaoyaoju Beili 207 Beijing 100029 China Attn: Yuliia Baranets

With copies to:	____________________
____________________
____________________
____________________

If to Worldwide or WSC Newco:	Worldwide Specialty Chemicals Inc. 145 Rose Lane, Suite 102 Frisco, TX 75036 Attn: E. Thomas Layton

With copies to:	Scheef & Stone, LLP 2700 Ross Tower, 500 North Akard Dallas, TX 75201 E-mail: Roger.crabb@solidcounsel.com Attn: Roger A. Crabb

All such notices and other communications shall be deemed to have been duly given as follows: (i) if delivered by hand, when received; (ii) if delivered by registered or certified mail (return receipt requested), when receipt acknowledged; or (iii) if telecopied, on the day of transmission or, if that day is not a business day, on the next business day; and the next business day delivery after being timely delivered to a recognized overnight delivery service.

7.2 No Survival. The representations and warranties and obligations contained in this Agreement will terminate at the Effective Time or on termination of this Agreement in accordance with Section 7.1, except that the obligations in this Agreement requiring performance or compliance after the Effective Time will survive the Effective Time indefinitely.

7.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions,

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7.5 Amendment. This Agreement may not be amended or modified except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

7.6 Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; and (b) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by any party hereto without the prior written consent of the other parties hereto.

7.7 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

7.8 Governing Law. This Agreement, including, the construction and interpretation thereof and all claims, controversies and disputes arising under or relating thereto, shall be governed by the laws of the State of Texas without regard to principles of conflicts of law that would defer to the laws of another jurisdiction.

7.9 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement must, to the extent such courts will accept such jurisdiction, be brought against any of the parties in the courts of the State of Texas, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Texas, in each instance in the city of Dallas, and each of the parties consents to the jurisdiction of those courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any such action or proceeding may be served by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1. Nothing in this Section 7.9, however, affects the right of any party to serve legal process in any other manner permitted by law.

7.10 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or to consummate the transactions contemplated hereby, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party.

[Remainder of Page Left Intentionally Blank – Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective officers.

LUX AMBER, CORP.

By:	/s/ Yuliia Baranets
Name:	Yuliia Baranets
Title:	Chief Executive Officer

WORLDWIDE SPECIALTY CHEMICALS INC.

By:	/s/ E. Thomas Layton
Name:	E. Thomas Layton
Title:	Chairman and CEO

WSC NEWCO, INC.

By:	/s/ E. Thomas Layton
Name:	E. Thomas Layton
Title:	President

Executed for purposes of confirming his obligations under Section 2.1(d):

/s/ Pit Bo Proek

Pit Bo Proek

as the authorized agent for the stockholders of Lux Amber under the Escrow Agreement

Signature page to Agreement and Plan of Merger

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EXHIBIT A

A-1

EXHIBIT B

B-1